2600 One Commerce Square Philadelphia, PA 19103-7098 T: (215) 564-8099 F: (215) 564-8120

January 27, 2017

Via EDGAR Transmission

Kathryn M. Hinke
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549

Re:          Delaware Group Government Fund (the "Registrant")
File Nos.: 002-97889/811-04304

Dear Ms. Hinke:

On behalf of the Registrant, the following are its responses to the comments of the staff (the "Staff") of the U.S. Securities and Exchange Commission (the "SEC").  The comments were received on January 19, 2017 with respect to the Registrant's Post-Effective Amendment No. 55 ("PEA No. 55") to its Registration Statement on Form N-1A that was filed on November 30, 2016 pursuant to Rule 485(a) under the Securities Act of 1933, as amended.  The purpose of the filing was to reposition the Registrant's Delaware Core Plus Bond Fund as a strategic income fund which will be re-named the Delaware Strategic Income Fund (the "Fund").  Each Staff comment is summarized below, followed by the Registrant's response to the comment.

A. Prospectus
1. Comment:  In footnote 2 to the fee table, update the duration of the adviser's fee waiver/expense reimbursement to run for a full year from the effective date of the Fund's prospectus.  Also, the information about the blended 12b-1 fee rate may be deleted from footnote 2.

Response:  The Registrant will make the requested change regarding the duration of the adviser's fee waiver/expense reimbursement commitment.  With respect to the blended fee rate, the Registrant respectfully declines to remove this information as it believes such information is helpful to investors in understanding the fee table.

Kathryn Hinke
U.S. Securities and Exchange Commission
January 27, 2017

2. Comment:  Will investing in contingent convertible bonds be a principal investment strategy of the Fund?  If so, include disclosure about such a strategy in the principal strategies section of the Fund summary and add a corresponding principal risk.

Response:  Investing in contingent convertible bonds will not be a principal investment strategy of the Fund.

3. Comment:  In the principal investment risks section in the Fund summary, remove the disclosure relating to Macquarie Group Limited in the introduction.

Response:  The Registrant respectfully declines to accept this comment.  The Registrant has been told that because the Manager is an indirect wholly owned subsidiary of Macquarie Group Limited (MGL), this disclosure is required by Australian regulatory authorities.  This  disclosure has been previously discussed with the SEC staff and it was agreed that such information could be included in the summary risk section for all Delaware Investments Funds.  For clarity, the Registrant recently added a sentence explaining that notwithstanding Australian regulatory requirements, the Fund is governed by U.S. securities laws.

4. Comment:  In the principal investment risks section in the Fund summary, add an explanation of the risks of investing in floating rate securities.

Response:  The Registrant will add the following disclosure to the principal risk discussion:

"Adjustable Rate Securities – During periods of rising interest rates, because changes in interest rates on adjustable rate securities may lag behind changes in market rates, the value of such securities may decline until their interest rates reset to market rates. During periods of declining interest rates, because the interest rates on adjustable rate securities generally reset downward, their market value is unlikely to rise to the same extent as the value of comparable fixed rate securities."

5. Comment:  Create a separate principal risk for emerging markets in the Fund summary.

Response:  The Registrant will add the following disclosure:

"Emerging markets risk – The risk associated with international investing will be greater in emerging markets than in more developed foreign markets because, among other things, emerging markets may have less stable political and economic environments. In addition, there often is substantially less publicly available information about issuers and such information tends to be of a lesser quality. Economic markets and structures tend to be less mature and diverse and the securities markets may also be smaller, less liquid, and subject to greater price volatility."

Kathryn Hinke
U.S. Securities and Exchange Commission
January 27, 2017

6. Comment:  Confirm that the performance number for the one-year period for Class C shares in the average annual total return table is accurate.

Response:  The Registrant confirms that, to the best of its knowledge, the Class C shares one-year return number is accurate.

7. Comment:  Confirm that the "Sales charge as a % of net amount invested" in Class A sales charge breakpoint chart is accurate.

Response:  The Registrant confirms that, to the best of its knowledge, this information is accurate.

8. Comment:  Provide more specificity with respect to bullet points 5 and 6 under "Buying Class A shares at net asset value.

Response:  The Registrant respectfully declines to accept this comment as it believes the information in those bullet points provides enough specificity with respect to describing the affected programs and clients.

B. Statement of Additional Information
9. Comment:  Revise the last sentence of the introductory paragraph under  the "Investment Objective, Restrictions, and Policies – Fundamental Investment Restrictions" section to note that the percentage limitations contained in the restrictions and policies apply at the time of purchase of securities except for the limitations on borrowings.

Response:  The requested change will be made.

* * *
Please do not hesitate to contact me at the above number if you have any questions or wish to discuss any of the responses presented above.
Sincerely yours,

/s/Jonathan M. Kopcsik
Jonathan M. Kopcsik

cc:	Michael E. Dresnin
Delaware Investments